Art 3/12/2002

02019794

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 1 2002
020

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **01/01/01** (MM/DD/YY) AND ENDING **12/31/01** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Intercoastal Financial Services Corp.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 US Highway 1, Suite 206
(No. and Street)

North Palm Beach	**FL**	**33408**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roy Zentz **(561) 776-8172**
(Area Code – Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. Jason Ling, CPA, P.A.
(Name - *if individual, state last, first, middle name*)

Boca Raton	**Florida**	**33433**
(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

PROCESSED
P APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, **Roy C. Zentz**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Intercoastal Financial Services Corp.**, as of **December 31**, 20 **01** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Roy C Zentz
Signature

President
Title

Marilyn R. O'Leary
Public Notary

MARILYN R. O'LEARY
STATE OF FLORIDA NOTARY PUBLIC
My Comm Exp. 8/4/2002
No. CC 764587
[X] Personally Known [ ] Other I.D.

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERCOASTAL FINANCIAL SERVICES, CORP.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

INTERCOASTAL FINANCIAL SERVICES CORP.
FINANCIAL STATEMENTS AND SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

P. Jason Ling, CPA, P.A.
7100 W. Camino Real, # 115
Boca Raton, FL 33444
Phone: (561) 361-9595; Fax: (561) 892-8382

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Intercoastal Financial Services, Corp.:

We have audited the accompanying statement of financial condition of Intercoastal Financial Services, Corp. as of December 31, 2001, and the related statement of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercoastal Financial Services, Corp. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of informing an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P. Jason Ling CPA PA

Boca Raton, Florida
February 20, 2002

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS	
Current Assets	
Cash and cash equivalents	26,103
Restricted cash	150,000
Due from clearing broker	510,436
Securities inventory long	256,605
Prepaid expenses	16,812
	959,956
Total Assets	$ 959,956
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Liabilities	
Accounts payable and accrued expenses	$ 18,282
Securities sold, not yet purchased	49,973
Due to clearing broker	148,075
Commission payable	26,816
	243,146
Other Liabilities	
Liabilities subordinated to claims of general creditors	792,871
Total Liabilities	1,036,017
Shareholders' Equity:	
Common stock, $.01 par value, 1,000,000 shares authorized issued and outstanding	10,000
Retained Earnings	(86,061)
Total Shareholders' Equity	(76,061)
Total Liabilities & Shareholders' Equity	$ 959,956

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Trading profits	$ 562,391
Investment banking	899,750
Interest & dividends	25,444
Total Revenue	1,487,585
EXPENSES	
Employee compensation and benefits	$ 412,612
Management fees	887,750
Clearing charges	208,289
Office and administrative	2,178
Professional fees	6,000
Quotations and research	23,169
Dues, licenses, and registrations	20,204
Interest expense	62,784
Total Expenses	1,622,986
Net Income (Loss) Before Taxes	(135,401)
Provision For Income Taxes	-
Net Income (Loss) After Tax	$ (135,401)

The accompanying notes are an integral part of these financial statements

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance as of December 31, 2000	$ 10,000	$ -	$ 49,340	$ 59,340
2001 Net Income			(135,401)	(135,401)
Balance as of December 31, 2001	$ 10,000	$ -	$ (86,061)	$ (76,061)

The accompanying notes are an integral part of these financial statements

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities	
Net income	$ (135,401)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in net receivable from clearing broker	(227,028)
Decrease in long securities inventory	243,284
Increase in commissions payable	10,462
Decrease in due to clearing broker	(297,862)
Decrease in payable to related party	(185,000)
Increase in securities sold, not yet purchased	47,943
Increase in prepaid expenses	(1,806)
Decrease in net income tax liabilities	(5,583)
Increase in accounts payable & accrued expenses	9,407
Total adjustments	(406,183)
Net Cash Used In Operating Activities	(541,584)
Cash Flows From Investing Activities	-
Cash Flows From Financing Activities	
Increase in interest payable from subordinate notes	52,875
Net Cash Provided By Financing Activities	52,875
Net increase (decrease) in cash & cash equivalents	(488,709)
Cash & cash equivalents - Beginning of Period	514,812
Cash, December - End of Period	$ 26,103
Supplemental Cash Flows Disclosures	
Cash paid for:	
Income tax	$ 1,005
Interest	9,909

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
AS OF DECEMBER 31, 2001

LIABILITIES SUBORDINATED TO GENERAL CREDITORS

Balance as of December 31, 2000	$ 739,996
Interest payable from subordinated notes	52,875
Balance as of December 31, 2001	$ 792,871

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION & NATURE OF BUSINESS

Intercoastal Financial Services Corp. (the "Company") was incorporated on December 24, 1997 pursuant to the laws of the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Intercoastal Holdings, L.L.C. (the "Parent").

The Company operates one office in North Palm Beach, Florida. The Company's primary sources of revenue are principal trading and market making. In connection with its activities as a broker-dealer, the Company clears its securities transactions on a fully disclosed basis through SAL Financial Services Inc. Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses, which might be incurred on these accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions – Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions and related commissions and expenses are reported on a trade date basis.

Securities Owned and Securities Sold, not yet Purchased - Securities owned and securities sold, not yet purchased are valued at market value based on listed market prices with related changes in unrealized appreciation or depreciation reflected in trading profits in the statement of operations. Securities sold, not yet purchased represent obligations of the Company to purchase the securities at prevailing market prices. The ultimate gains or losses recognized are dependent upon the prices at which these securities are purchased to settle the obligation under the sales commitments. Accordingly, these transactions result in off-balance-sheet market risk as the Company's ultimate obligation may exceed the amount recognized in the financial statements.

Fair Value of Financial Instruments - Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Cash Equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximate market value.

Restricted Cash - Restricted Cash consist of funds on deposit with SAL Financial Services Inc. pursuant the Company's clearing agreement. The agreement requires the Company to maintain a $150,000 cash or qualified government securities clearing deposit. As long as the Company continues to use the clearing and execution services of SAL Financial Services Inc., the Company is required to maintain the cash or qualified government securities on deposit.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- continued

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive income - In June 1997, FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 is effective for financial statements for fiscal years beginning after December 15, 1997. A statement of comprehensive income is not presented since the company had no items of other-comprehensive income.

Advertising costs - Advertising expenses are expensed as incurred. No advertising expenses were incurred for the year ended 2001.

3. DUE TO/FROM CLEARING BROKER

The Company has a clearing agreement with one principal clearing broker, SAL Financial Services Inc. (SAL). The clearing and depository operations for the Company's securities transactions are provided by SAL pursuant to a clearing agreement. At December 31, 2001 the receivable from the clearing broker represents cash maintained at the clearing broker and commissions earned as an introducing broker for the transactions of its customers. The company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer and proprietary accounts produced by the Company.

Due to clearing broker represents amounts owed to the clearing broker equivalent to the cost basis of securities inventory long purchased and held at the clearing broker. The Company earns interest income and/or incurs interest expense on balances due from/to the clearing broker.

4. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Parent wholly owns the Company. The officers of the Company are also the officers of the Parent and directly own an ownership interest in the Parent. Management fees paid by the Company to its Parent totaled approximately $887,750 for fiscal year 2001. The management fees are paid for financial and administrative services, and for providing office facilities including furniture, fixtures and equipment. The management fee is a mutually agreed upon amount and may not represent the cost of obtaining the aforementioned items from an unrelated party. The Company also has three approved subordinated loans from the Parent, during 2001 interest expense accrued and payable to the Parent totaled $53,875 (see Note 9).

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Act of 1934 uniform net capital rule, which requires the maintenance of a minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2001, the Company had net capital of $500,192, $400,192 in excess of its minimum net capital requirement per SEC Rule 15c3-1. The Company's ratio of aggregate indebtedness to net capital was .39 to1.

6. CONTRACTUAL COMMITMENTS

On August 7th 1998, the Company executed a management agreement with Intercoastal Holdings, L.L.C. (see Note 1) requiring minimum monthly payments of $5,000 for administrative, occupancy, and management services rendered.

The Company's clearing agreement with SAL Financial Services, Inc. requires minimum monthly clearing charges of $2,000.

The Company subscribes to a quotation service. The subscription expires on March 22, 2002 and the total remaining payments are approximately $4,950.

7. INCOME TAXES

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements and tax returns. As of December 31, 2001, the Company had no material temporary differences.

At December 31, 2001, the Company had available for federal income tax purposes net operating loss of approximately $135,401. The Company has elected to carry the total operating loss forward to offset future income, the carryforward will expire in 2021. FASB 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2002 the Company had no deferred tax assets or liabilities.

The components of the income tax provision (benefit) are as follows:

	Year ended December 31, 2001
Current	$ 26,500
Valuation Allowance	(26,500)
Deferred Tax Asset	0

8. OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's market making and trading activities expose the Company to market risk. Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity prices, credit spreads, or other risks.

9. LIABILITIES SUBORDINATED TO GENERAL CREDITORS

Since inception, the Company has entered into three subordinated equity loans with the Parent. All the loans are unsecured and have been approved by the NASD. Under the terms of the loans, the interest payable on the loans is treated as subordinated debt.

The borrowings under subordinated agreements as of December 31, 2001 are as follows:

Amount	Interest Rate	Effective Date	Maturity Date
$140,000	8.57 %	08/07/1998	12/31/2004
150,000	8.00 %	12/08/1999	01/01/2006
350,000	8.25 %	01/04/1999	01/31/2005
640,000			
152,871	Interest payable classified as subordinated debt		
$792,871			

By being designated as subordinated, these loans are available in computing net capital under the SEC's uniform net capital rule. To the extent that the subordinated loans are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2001

INTERCOASTAL FINANCIAL SERVICES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AS OF DECEMBER 31, 2001

Computation of Net Capital

Shareholders Equity:	$	(76,061)
Less: Non-allowable assets		192,468
Add: Subordinated Loans		792,871
Tentative Net Capital		524,342
Haircuts on securities inventory		24,150
Net Capital		500,192

Computation of Aggregate Indebtedness

Accounts payable and accrued expenses	18,282
Due to clearing broker	148,075
Commission payable	26,816
Total Aggregate Indebtedness	193,173

Computation of Required Minimum Net Capital

Calculation of Required Capital (the greater of):	
Regulatory minimum or	
Calculated minimum (aggregate indebtedness @ 6.67%)	12,885
Required Capital	100,000
Net Capital in Excess of Requirement	400,192
Ratio of aggregate indebtedness to net capital	0.39 to 1
Percentage of aggregate indebtedness to net capital	39%

Reconciliation with company's calculation as reported on December 31, 2001 FOCUS report

Net Capital as reported in December 31, 2001 Form X-17A-5, Part IIA (unaudited) FOCUS report	$	491,192
Decrease in year end payables		9,000
Increase in securities haircuts		729
Decrease in non-allowable assets		(729)
Net Capital, Per Above	$	500,192

INTERCOASTAL FINANCIAL SERVICES, CORP.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2001

Intercoastal Financial Services, Corp. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession and control computations.

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Intercoastal Financial Services Corporation

In planning and performing our audit of the financial statements of Intercoastal Financial Services Corp. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

P. Jason Ly CPA, PA

February 20, 2002
Boca Raton, FL

GIORDANO-DELLACAMERA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2001 AND DECEMBER 31, 2000

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Giordano-DellaCamera Securities, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was organized as a limited liability company on December 30, 1999 in the State of Delaware. The Company received its license to operate as a broker-dealer on September 14, 2000.

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from the clearing broker is pursuant to this clearing agreement and includes a clearing deposit required by the clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. A significant portion of the Company's assets are held by the clearing broker.

The clearing and depository operations for the Company's customer and proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2001 and December 31, 2000, the receivable from clearing broker reflected on the Statement of Financial Condition was substantially in cash.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

GIORDANO-DELLACAMERA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2001 AND DECEMBER 31, 2000

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment, Net

Property and equipment is stated at cost and includes expenditures for major items. Maintenance, repairs and minor replacements are expensed. Depreciation is calculated under the straight-line method based on expected useful lives of 3 to 7 years.

Income Taxes

The Company is organized as a Limited Liability Company. As a flow-through entity, Federal and state income taxes are the responsibility of the member. Therefore, the Company does not record a provision for income taxes as the member reports the Company's income or loss on its income tax returns.

Securities Transactions

The Company records securities transactions and related revenues and expenses on a trade date basis.

Marketable securities are valued at market value as determined by reference to the closing prices on third party exchanges.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

NOTE 3 - INVESTMENT IN CLOSELY HELD BUSINESS

During the year ended December 31, 2001, the Company invested $90,000 for 5% of all outstanding common membership units of a software development company. This initial contribution was returned subsequent to December 31, 2001.

GIORDANO-DELLACAMERA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2001 AND DECEMBER 31, 2000

NOTE 4 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	2001		2000	
	Owned	Sold, Not Yet Purchased	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 59,320	$ -0-	$ 59,546	$1,022,000
Corporate bonds	37,500	-0-	26,500	-0-
Options and warrants	-0-	-0-	340,347	-0-
	$ 94,820	$ -0-	$426,393	$1,022,000

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31:

	2001	2000
Furniture and fixtures	$ 100,396	$ 71,190
Computers and other equipment	209,466	175,201
Artwork	45,000	30,000
Leasehold improvements	64,232	-0-
	419,094	276,391
Accumulated depreciation	(108,363)	(22,976)
Property and equipment, net	$ 310,731	$ 253,415

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is committed on two non-cancelable operating leases for office space through February 2006. The minimum annual lease payments are:

Year Ended	
2002	124,030
2003	130,103
2004	136,350
2005	103,400
2006	5,484

GIORDANO-DELLACAMERA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2001 AND DECEMBER 31, 2000

NOTE 6 – COMMITMENTS AND CONTINGENCIES (continued)

Rent expense charged to operations for the years ended December 31, 2001 and December 31, 2000 was approximately $122,000 and $24,000, respectively.

One of the leases described above is committed to D.G. Holdings, LLC, a related party as described in Note 8. Rent expense paid to the entity was approximately $64,000 and $24,000 for the years ended December 31, 2001 and December 31, 2000, respectively.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, in the initial year of operation. At December 31, 2000, the Company had net capital of $518,400 which exceeded the minimum requirement of $100,000 by $418,400. The Company's net capital ratio was 0.64 to 1.

At December 31, 2001, the Company had net capital of $225,476, which exceeded the minimum requirement of $100,000 by $125,476. The Company's net capital ratio was 1.60 to 1.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is 100% owned by D.G. Holdings, LLC, a limited liability company whose members are Giordano & Company, Inc. and DellaCamera & Co., LLC. Giordano & Co.'s sole stockholder is James Giordano. DellaCamera & Co.'s sole member is Ralph DellaCamera.

The Company is managed by and pays management fees to related parties. During the years ended December 31, 2001 and 2000, the Company incurred $514,276 and $200,000, respectively, in such management fees.

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost of repurchasing these securities may well exceed the liability reflected in the financial statements. These risks are mitigated to the extent that the Company owns warrants, rights, options or convertible securities that are convertible or exchangeable into the securities that have been sold short.

GIORDANO-DELLACAMERA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2001 AND DECEMBER 31, 2000

NOTE 10 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

GIORDANO-DELLACAMERA SECURITIES, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001 AND DECEMBER 31, 2000

	2001	2000
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 634,093	$ 964,231
Deductions and/or charges for non-allowable assets:		
Furniture, equipment and leasehold improvements	310,731	253,415
Other assets	28,827	15,080
Securities not marketable	127,500	-
	467,058	268,495
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	167,035	695,736
Haircuts on securities:		
Debt securities	-	26,500
Options	-	2,500
Other securities	19,835	148,336
	19,835	177,336
Net capital	147,200	518,400
Minimum net capital required	100,000	100,000
Excess net capital	$ 47,200	$ 418,400

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2001 and December 31, 2000.

SCHEDULE 2

GIORDANO-DELLACAMERA SECURITIES, LLC
COMPUTATIONS OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2000 AND DECEMBER 31, 2000

	2001	2000
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$ 321,098	$ 329,400
Total aggregate indebtedness	$ 321,098	$ 329,400
Excess net capital at 1,000 percent	$ 47,200	$ 485,460
Ratio: Aggregate indebtedness to net capital	6.8 to 1	0.64 to 1

Reynolds & Rowella LLP
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Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
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Principal,
Richard J. Proctor, CPA, CVA, CGFM

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member
Giordano-DellaCamera Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Giordano-DellaCamera Securities, LLC (the Company), for the periods ended December 31, 2001, and December 31, 2000, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

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Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and December 31, 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 15, 2001